PRIORITY VENTURES LTD.

710 Back Road, Courtenay, B.C., Canada V9N 3X2
**Tel: (250) 897-0484** Fax: (250) 897-0483
nswift@priority-pvs.com
www.priority-pvs.com

02034118

S.E.C. FILE NO. 82 - 873



Date: April 22, 2002

**Securities and Exchange Commission**
450 - 5th Street, N.W.
Washington, D.C. 220549

Dear Sirs:

Pursuant to Rule 12g3-2 (b) (1) (iii), promulgated under the Securities Exchange Act of 1934, we are submitting news releases 02-03 through 02-15. In a clerical error, these releases were delayed in their submission to yourselves.

Please acknowledge receipt by stamping the enclosed photocopy of this letter and returning it to us in the enclosed, self-addressed envelope.



Yours truly,

PRIORITY VENTURES LTD.

Per:

Neil R. Swift
President

/hj
Encls.

dw 5/21

**Priority Ventures Ltd.**
**News Release**
April 22, 2002
Release 02-15
Trading Symbol: CDNX : PVS

S. E .C. FILE NO. 82 – 873

## Gas Discovery on Vancouver Island

Priority Ventures Ltd. is pleased to announce it has discovered gas on Vancouver Island. The c-42-I/92-F-11 exploratory well was flared last Thursday as part of the testing program and photos are available on the Company's website. Baker Hughes Oilfield Services from Calgary was released as of this past weekend on completion of the well testing.

Priority will begin drilling the next well in June. The intervening period will allow Priority to modify and enhance its drilling operations and interpret well data.

Priority submitted the final documentation for the Company's flow-through private placement priced at $0.75/unit to the Exchange today.

For investor relations see our website at www.priority-pvs.com or call 1-877-212-3233.

On behalf of the Board of Directors,

"Neil Swift"

NEIL SWIFT
President

**Priority Ventures Ltd.**
**News Release**
April 15, 2002
Release 02-14
Trading Symbol: CDNX : PVS

S. E .C. FILE NO. 82 – 873

## Testing Continues on British Columbia's First Authorized Coal Bed

Baker Hughes Oil Services of Calgary performed the first of several drill stem tests (DST) Saturday. The DST is designed to isolate and measure inflow to a designated zone of the wellbore. In addition to inflow the DST measures downhole pressures and facilitates composition determination of produced gas. The data collected from the DST will be compiled and analyzed enabling Priority to determine the appropriate completion method.

## Priority's Official Coalbed Methane Project Unveiling Well Attended

As publicly expressed at Priority's April 10th presentation and wellsite visit, the First Nations, Government representatives and other significant stakeholders expressed their ongoing support for the Company and its coalbed methane project on Vancouver Island.

For investor relations see our website at www.priority-pvs.com or call 1-877-212-3233.

On behalf of the Board of Directors,

"Neil Swift"

NEIL SWIFT
President

**Priority Ventures Ltd.**
**News Release**
April 09, 2002
Release 02-13
Trading Symbol: CDNX : PVS

S. E .C. FILE NO. 82 – 873

## News Release

Priority is pleased to announce that it's c-42-I-92-F-11 CBM well located on Vancouver Island has reached total depth. Geophysical logging of the well for various properties was completed last night. Processing of the data will be done today.

Baker Oil Tools of Calgary will arrive today to perform numerous tests including drill stem testing. Several days may be required for a complete evaluation of Priority's first coalbed methane well.

The success of this well will represent the first 'commercial' coal bed methane in the province of British Columbia.

For investor relations see our website at www.priority-pvs.com or call 1-877-212-3233.

On behalf of the Board of Directors,

"Neil Swift"

NEIL SWIFT
President

**Priority Ventures Ltd.**
**News Release**
April 3, 2002
Release 02-12
Trading Symbol: CDNX : PVS

S. E .C. FILE NO. 82 – 873

## New Options Set

Priority Ventures Ltd. announces that it will issue a total of 725,000 stock options to corporate directors and employees at an exercise price of $0.68. The options will expire five years from the date of grant and are subject to a four month hold period. This announcement is subject to the approval of the Canadian Venture Exchange.

For investor relations see our website at www.priority-pvs.com or call 1-877-212-3233.

On behalf of the Board of Directors,

"Neil Swift"

NEIL SWIFT
President

"The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release."

**Priority Ventures Ltd.**
**News Release**
April 3, 2002
Release 02-11
Trading Symbol: CDNX : PVS

S. E .C. FILE NO. 82 – 873

## Vancouver Island Coalbed Methane Well Approaches Total Depth

British Columbia is potentially days away from realizing its first commercial coalbed methane production well. Priority's C-42-I92-F-11 coalbed methane well located on Vancouver Island is expected to reach basement rock by the weekend. Wireline logging and production testing will begin immediately thereafter for up to 7 days. Drilling has been slower than anticipated but results thus far are more encouraging than Priority's testhole drilled last summer less than 200m away. Flaring of the well during testing will be highly visible, but will not provide any quantitative information. For competitive reasons detailed test results will be kept confidential.

For investor relations see our website at www.priority-pvs.com or call 1-877-212-3233.

On behalf of the Board of Directors,

"Neil Swift"

NEIL SWIFT
President

**Priority Ventures Ltd.**
**News Release**
March 21, 2002
Release 02-10
Trading Symbol: CDNX : PVS

S. E .C. FILE NO. 82 – 873

## Vancouver Island Coalbed Methane Drilling Update

The depth at which a steel casing will be set was reached yesterday morning. The cored hole is now being reamed out to increase the diameter by nearly 2 inches to allow for the casing to fit. Although the main zone of interest lies below the present depth, encouraging indications have been encountered so far.

Drilling to total depth will resume this weekend and drilling operations are expected to be complete the beginning of April. Wire line logging and production testing will commence immediately thereafter and may require a week for definitive test results. Disclosure of these test results will be entirely qualitative in order to maintain project confidentiality and a competitive advantage.

## Methane Gas Canada Agreement Terminated

The joint venture agreement between Priority and Methane Gas Canada (MGC), a wholly owned subsidiary of 639922 BC Ltd. reported in news releases 02-03 & 02-05 on February 14th & 15th respectively has been cancelled. The terms of the agreement required an advance payment by MGC in order to initiate the planning and work permitting process. This stipulation by Priority has not been met in the time frame originally agreed upon.

Pictures of ongoing drilling operations will appear on our website at www.priority-pvs.com and are updated regularly to reflect drilling progress.

For investor relations see our website at www.priority-pvs.com or call 1-877-212-3233.

On behalf of the Board of Directors,

"Neil Swift"

NEIL SWIFT
President

**Priority Ventures Ltd.**
**News Release**
March 15, 2002
Release 02-09
Trading Symbol: CDNX : PVS

S. E .C. FILE NO. 82 – 873

## Vancouver Island Coalbed Methane Drilling Update

Aggressive Diamond Drilling commenced drilling late Wednesday March 13th. The well is approximately 500 ft. deep at the present time. Steel casing will be cemented in place within the next week. After setting the casing an additional week of drilling is expected before reaching total depth. The zones of interest will be encountered below the casing depth in the bottom 500 feet. Wireline logging and production testing will be carried out for at least one week after completion of drilling.

Priority has encountered increased competition for leases in the Comox Basin. The most recent active competitor has coalbed methane production in the United States and recently in Southern Alberta. Our competitors have been ineffective in accumulating freehold leases in our area of interest; however, disclosure of drill and test results from the well will be entirely qualitative reporting not quantitative. Priority believes it must maintain a tighthole status in order to retain its present advantage in the area.

Pictures of ongoing drilling operations will appear on our website at www.priority-pvs.com and are updated regularly to reflect drilling progress.

For investor relations see our website at www.priority-pvs.com or call 1-877-212-3233.

On behalf of the Board of Directors,

"Neil Swift"

NEIL SWIFT
President

**News Release**
March 6, 2002
Release 02-08
Trading Symbol: CDNX : PVS

S. E .C. FILE NO. 82 – 873

## Coalbed Methane Drilling on Vancouver Island Continues

Priority's surface hole contractor, Anderson Water Well Drilling of Courtenay is expected to complete their part of the drilling sometime tomorrow. Drilling was slowed by a layer of glacial boulders encountered at approximately the same depth as that experienced in the coal borehole 190m from this location last July. That borehole was not permitted for production although the positive results obtained has led to Priority's 2002 Drilling Program.

Aggressive Diamond Drilling, who will drill the remainder of the well, is expected to move onsite this weekend. They will require approximately 17 days of drilling to reach total depth. Wireline logging, flow testing and other reservoir evaluation will be carried out for approximately a week following the completion of drilling.

Pictures of Priority's Vancouver Island coalbed methane drilling can be seen on our website at www.priority-pvs.com.

For investor relations see our website at www.priority-pvs.com or call 1-877-212-3233.

On behalf of the Board of Directors,

"Neil Swift"

NEIL SWIFT
President

## News Release

February 26, 2002
Release 02-07
Trading Symbol: CDNX : PVS

S. E .C. FILE NO. 82 – 873

# Vancouver Island Coalbed Methane Drilling Commences

Drilling of the first coalbed methane well on Vancouver Island has commenced. The Priority Georgia Comox C-042-I/092-F-11 well was spud yesterday afternoon. The top portion of the well containing fresh water acquifers will be drilled by Anderson Water Well Drilling of Courtenay. Drilling of this portion of the well is expected to take between 3 - 5 days at which point Aggressive Diamond Drilling will mobilize their drill rig and proceed to total depth.

Production from this first well will represent the discovery of a new oil and gas Basin in the Province and the birth of a new industry for the southwestern part of British Columbia.

For investor relations see our website at www.priority-pvs.com or call 1-877-212-3233.

On behalf of the Board of Directors,

"Neil Swift"

NEIL SWIFT
President

**News Release**
February 20, 2002
Release 02-06
Trading Symbol: CDNX : PVS

S. E .C. FILE NO. 82 – 873

## Vancouver Island Coalbed Methane Project Team Enhanced

Priority Ventures Ltd. is pleased to welcome Mr. Bruce Crowe to its Vancouver Island Coalbed Methane Team. Mr. Crowe brings with him 20 years of international experience in plant, production and reservoir engineering, geology, petrophysics and management. Mr. Crowe has spent 19 years with Chevron Canada Resources, Calgary, Alberta as an Exploration & Development Geologist/Reservoir Engineer and Chevron Petroleum Technology, most recently at La Habra, California as Field Applications Manager/Research Scientist and the last year as "Instructor of Petroleum and Natural Gas Technology" at the British Columbia Institute of Technology in Burnaby, B.C.

Mr. Crowe will draw on his extensive development engineering expertise to advance the Company's Vancouver Island Coalbed Methane Project. He will be a welcome addition to Priority's existing team of Project Manager, Gwyneth Cathyl-Bickford, P.Geo and Dr. Dirk Meckert, Geologist and Paleontologist.

Priority will begin drilling what is expected to be Vancouver Island's first producing coalbed gas well later this week. The company envisions the scale of its project to involve numerous wells over the next two years.

For investor relations see our website at www.priority-pvs.com or call 1-877-212-3233.

On behalf of the Board of Directors,

Neil Swift

NEIL SWIFT
President

**Priority Ventures Ltd.**
**News Release**
February 15, 2002
Release 02-05
Trading Symbol: CDNX : PVS

S. E .C. FILE NO. 82 - 873

## Clarification on "Vancouver Island CBM Joint Venture" News Release

Priority believes it necessary to provide some clarification to yesterday's news release announcing a joint venture with Methane Gas Canada (MGC), a wholly owned subsidiary of 639922 BC Ltd. The area to be targeted in the joint venture announced yesterday, is located on the northeast tip of Vancouver Island between the communities of Port MacNeil and Port Hardy. This should not be confused with Priority's primary coalbed methane project located in the Comox Basin of Vancouver Island. The Comox Basin exists on the southern half of Vancouver Island. The company believed clarification was necessary due to some confusion over yesterday's release.

For investor relations see our website at www.priority-pvs.com or call 1-877-212-3233.

On behalf of the Board of Directors,

Neil Swift

NEIL SWIFT
President

**Priority Ventures Ltd.**
**News Release**
February 14, 2002
Release 02-04
Trading Symbol: CDNX : PVS

S. E .C. FILE NO. 82 - 873

## Priority Enhances Project Team

Priority Ventures Ltd. is pleased to welcome Dr. Dirk Meckert as a new member of its Vancouver Island Coalbed Methane Project. Dr. Meckert is a Geologist, M.Sc. and Paleontologist, Ph.D. who is very familiar with both the geology and the paleo environment of the Comox Basin. Dr. Meckert will assist Priority's Project Manager, C. Gwyneth Cathyl-Bickford, M.Sc. P.Geo., in analyzing its drill results. Information gathered will then be utilized to refine the Company's exploration and development model. Dr. Meckert received his Ph.D. from McGill University in Paleontology which is the branch of geology that studies life and environments in past geologic time.

A clear understanding of the ancient environment in which the coal and surrounding sediments were deposited will enhance our ability to drill coalbed methane wells in the most favourable locations.

The Company will continue to enhance the project management team.

For investor relations see our website at www.priority-pvs.com or call 1-877-212-3233.

On behalf of the Board of Directors,

NEIL SWIFT
President

**Priority Ventures Ltd.**
**News Release**
February 14, 2002
Release 02-03
Trading Symbol: CDNX : PVS

S. E .C. FILE NO. 82 – 873

# Vancouver Island CBM Joint Venture

The Company has agreed to a letter of intent on a joint venture (Priority 55%) on several thousand acres of coal licences held by Priority on the northern end of Vancouver Island. The agreement with Methane Gas Canada (MGC), a wholly owned subsidiary of 639922 BC Ltd., stipulates that a minimum of $250,000 must be expended on the property by MGC within the next six months. Priority, as operator, will recommend the drilling of three test holes. Priority will begin immediately on the work permitting process with the Ministry of Energy and Mines.

British Columbia Ministry of Energy and Mines estimates the area to hold a potential for 60 Bcf of coalbed gas. The area of interest was the Hudson Bay Company's first coal mine on Vancouver Island in the 1850's. Priority's management has received numerous inquiries for participation in its Vancouver Island Coalbed Methane Project and will continue to evaluate the merits of each proposal. The company will only enter into agreements that will be the most beneficial for its shareholders.

For investor relations see our website at www.priority-pvs.com or call 1-877-212-3233.

On behalf of the Board of Directors,

"Neil Swift"

NEIL SWIFT
President